UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     AMENDED
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            ONLINE POWER SUPPLY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68274C1096
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                  Stephen E. Rounds, 4635 E. Eighteenth Avenue,
                       Denver, CO 80220 Tel. 303.377.6997
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     James F. Glaza
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |    |

     (b)   |    |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  691,196 shares
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power:  -0-
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power:  691,196 shares
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,410,584 shares
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                    |    |
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):  6.6%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jeanette A. Glaza
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |    |

     (b)   |    |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  722,138 shares
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power:  -0-
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power:  722,138 shares
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,410,684 shares *
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                   (See Instructions)                    |     |
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):  6.6%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* James Glaza and Jeannette Glaza are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the others assets.

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Glenn M. Grunewald
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |    |

     (b)   |    |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  120,000 shares underlying options now
Shares                exercisable, out of total 600,000 shares under options
Beneficially          (120,000 now vested; 120,000 vesting June 1, 2003, 2004,
Owned by              2005 and 2006).
Each              --------------------------------------------------------------
Reporting         8.  Shared Voting Power:  -0-
Person With       --------------------------------------------------------------
                  9.  Sole Dispositive Power:  120,000 shares
--------------------------------------------------------------------------------
                  10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     120,000 shares
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                   |     |
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):  0.6%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Gary R. Fairhead
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |   |

     (b)   | X |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  47,500 shares, including 20,000 shares
Shares                underlying options now exercisable.
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power:  -0-
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power:  47,500 shares
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 47,500 shares
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                   |     |
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):  0.2%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Ronald Mathewson
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |   |

     (b)   | X |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  28,250 shares, including 23,500 shares
Shares                underlying options now exercisable.
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power:  -0-
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power:  28,250 shares
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      28,250 shares
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                   |     |
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):  0.1%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Thomas L. Glaza
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |   |

     (b)   | X |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  82,234 shares, including 29,500 shares
Shares                underlying options now exercisable.
Beneficially      --------------------------------------------------------------
Owned by          8.  Shared Voting Power:  -0-
Each              --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power:  82,234 shares
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 82,234 shares
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                   |     |
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):  0.4%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  68274C1096
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Kris M. Budinger
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   |   |

     (b)   | X |
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power:  Includes 349,784 shares held directly,
Shares                and 511,650 shares underlying options now exercisable
Beneficially          (total 861,434 shares). Does not include 414,291 shares
Owned by              over which spouse has sole voting and dispositive power.
Each              --------------------------------------------------------------
Reporting         8.  Shared Voting Power: 102,400 shares (voting power shared
Person With           with spouse).
                  --------------------------------------------------------------
                  9.  Sole Dispositive Power: 861,434 shares.  Does not include
                      414,291 shares over which  spouse has sole voting and
                      dispositive power.
--------------------------------------------------------------------------------
                  10. Shared Dispositive Power:  102,400 shares (voting power shared with spouse).
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      861,434 shares
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    (See Instructions)                   |  X  |
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):  4.0%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     OnLine Power Supply, Inc. Common stock, par value $0.0001

     OnLine Power Supply, Inc., 8100 S. Akron Street, Suite 308, Englewood, CO 80112

ITEM 2.  IDENTITY AND BACKGROUND

a)   James F. Glaza

b)   15,435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921

c) Present principal occupation - Financial Planner, Falcon Financial Services, Inc.; 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921

d) James Glaza has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e) In the last five years James Glaza has been a named party in two NASD arbitration proceedings in which an award of damages was made against his co-respondent(s) and him pursuant to claims involving the sale of securities, but in which no specific violation of any federal or state securities laws was found. The first claim, Thaddeus B. Hickman, Jr. Profit Sharing Plan . D.E. Frey & Company, Inc. and James Glaza, was filed on or about October 7, 1996, for "misrepresentation of an investment and fraudulent investment." The subject securities were certain limited partnership shares. The claim was for $71,259.03 in actual and punitive damages. The arbitration panel awarded $7,621 "in full and final resolution of the issues..." to the claimant, on October 16, 1997. Mr. Glaza's co-respondent paid the award. The second claim, Richard W. Bamerick Trust
     v. Shearson Lehman Brothers, Inc., D.E. Frey & Co., Inc., and James F. Glaza, was filed on or about December 17, 1996 for "fraud, negligence, breach of fiduciary duty, and violations of the Colorado Securities Act."" The subject securities were certain limited partnership interests. The claim was for $267,672 plus punitive damages of the same amount, plus costs and fees. The arbitration panel found in favor of the claimant "on the claims of negligence and fraud" but "[all other claims asserted in th[e] matter [were] denied." The claimant was awarded $135,537. Mr. Glaza's co-respondents paid the award.

     James Glaza has not been a party to any other civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)   Jeannette A. Glaza

b)   15,435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921

c) Present principal occupation - Financial Planner, Falcon Financial Services, Inc.; 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921

d) Jeannette Glaza has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e) Jeannette Glaza has not been a party to any other civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)   USA

a)   Glenn M. Grunewald

b)   8100 South Akron, Suite 308, Englewood, CO 80112

c)   Present principal occupation - Chief Executive Officer of issuer.

d) Glenn M. Grunewald has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) withing the last five years.

e) In the last five years Glenn M. Grunewald has not been a party in any civil proceedings of the judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D withing the last five years.

a)   Gary R. Fairhead

b)   8100 South Akron, Suite 308, Englewood, CO 80112

c) Present principal occupation - Director of issuer and President, Chief Executive Officer and a Director of SigmaTron International, Inc.

d) Gary R. Fairhead has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) withing the last five years.

e) In the last five years Gary R. Fairhead has not been a party in any civil proceedings of the judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D withing the last five years.


a)   Ronald Mathewson

b)   8100 South Akron, Suite 308, Englewood, CO 80112

c) Present principal occupation - Director of issuer and President, Chief Operating Officer and Director of ENDUR-ALL Technologies.

d) Ronald Mathewson has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) withing the last five years.

e) In the last five years Ronald Mathewson has not been a party in any civil proceedings of the judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D withing the last five years.


a)   Thomas L. Glaza

b)   8100 South Akron, Suite 308, Englewood, CO 80112

c) Present principal occupation - Director of issuer and independent consultant.

d) Thomas L. Glaza has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) withing the last five years.

e) In the last five years Thomas L. Glaza has not been a party in any civil proceedings of the judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D withing the last five years.


a)   Kris M. Budinger

b)   8100 South Akron, Suite 308, Englewood, CO 80112

c) Present principal occupation - Former Chief Executive Officer and Director of issuer. No current occupation.

d) Kris M. Budinger has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) withing the last five years.

e) In the last five years Kris M. Budinger has not been a party in any civil proceedings of the judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D withing the last five years.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     James Glaza purchased (in his personal and individual retirement accounts) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchases is $234,896.

     Jeannette Glaza purchased (in her personal and individual retirement accounts) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchases is $466,929.

     Glenn M. Grunewald presently owns no stock of the issuer.

     Gary R. Fairhead purchased (in his personal account) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchase is $55,000.

     Ronald Mathewson purchased (in his personal account) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchase is $100,250.

     Thomas L. Glaza purchased (in his personal account) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchase is $45,311.

     Kris M. Budinger purchased (in his personal account) OnLine Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchase is approximately $7,000.

ITEM 4.  PURPOSE OF TRANSACTION

     The reporting persons (Fairhead, James F. and Jeannette Glaza, Mathewson and Budinger) acquired the shares for investment purposes only. Mr. Grunewald is a reporting person but he doesn't own any stock.

     On June 21, 2002, the issuer, the reporting persons, and James and Jeannette Glaza, and Falcon Financial Services, Inc. signed a settlement agreement to settle differences between the issuer, and Mr. and Mrs. Glaza and Falcon (together referred to as "Glaza" only for purposes of this Item
     4). The settlement agreement provides that:

     o The current Board of Directors of the issuer nominate for election as directors at the issuer's annual meeting of shareholders on July 31, 2002 (and at the annual meetings in June 2003 and 2004) Glenn M. Grunewald, Gary Fairhead, Edward F. Sidor, Kenneth A. Cassady and Gary
          A. Young. Mr. Grunewald and Mr. Fairhead are incumbent directors; Mr. Sidor does not now serve as a director. Mr. Cassady and Mr. Young do not now serve as directors, and had been nominees on Glaza's slate under the Glaza proxy statement. Thomas Glaza and Ronald Mathewson, current directors, will not be standing for re-election as directors at the 2002 meeting or at subsequent meetings of shareholders.

     o The reporting persons, and Glaza, will vote all shares they hold in favor of the five current nominees at each shareholders' meeting in 2002, 2003 and 2004. Through and including the 2004 annual meeting, the reporting persons, and Glaza will not directly or indirectly encourage anyone to vote against these nominees or for the election of anyone else to the Board of Directors at any meeting not called by the Board of Directors, or encourage anyone to call for any meeting of shareholders, so long as the Board of Directors nominates the current slate (Grunewald, Sidor, Fairhead, Cassady and Young).

     o The issuer and Glaza, and Thomas L. Glaza (a reporting person) have submitted to the United States District Court a joint motion to dismiss injunction proceedings, filed by the issuer.

     There are no present plans or proposals by any of the reporting persons that relate to or would result in the following:

     a) The acquisition by any person or additional securities or the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and personal circumstances;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     e) any material change in the present capitalization or dividend policy or the issuer;

     f) any other material change in the issuer's business or corporate structure;

     g) any other change in the issuer's bylaws, charter, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h) causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j)   any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)(b) The aggregate amount beneficially owned by the reporting persons is 2,552,752 shares (including presently exercisable options, as reported above), or 11.6% of the outstanding shares, proforma as if all presently exercisable options which certain of the reporting persons hold were exercised, although each reporting person disclaims beneficial ownership of the other's shares. The reporting persons are part of a "group" because of the settlement agreement, pursuant to rule 13d- 5(b). The statements of beneficial ownership by each reporting person do not reflect their beneficial ownership of the shares owned by each other person in the group.

     (c) Neither of the reporting persons has effected any transactions in the securities of the issuer within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The settlement agreement (see Item 4) was filed as an exhibit to the issuer's Form 8-K report on June 25, 2002, and that agreement is incorporated by this reference as an exhibit to this filing.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  July 1, 2002                     /s/  Glenn M. Grunewald
                                       -----------------------------------------
                                       Glenn M. Grunewald, Reporting Person


Dated:  July 1, 2002                     /s/  Gary R. Fairhead
                                       -----------------------------------------
                                       Gary R. Fairhead, Reporting Person


Dated:  July 1, 2002                     /s/  Ronald Mathewson
                                       -----------------------------------------
                                       Ronald Mathewson, Reporting Person


Dated:  July 2, 2002                     /s/  Thomas L. Glaza
                                       -----------------------------------------
                                       Thomas L. Glaza, Reporting Person


Dated:  July 1, 2002                     /s/  Kris M. Budinger
                                       -----------------------------------------
                                       Kris M. Budinger


Dated:  July 2, 2002                     /s/  James F. Glaza
                                       -----------------------------------------
                                       James F. Glaza


Dated:  July 2, 2002                     /s  Jeannette A. Glaza
                                       -----------------------------------------
                                       Jeannette A. Glaza

                                    AGREEMENT


James Glaza and Jeannette Glaza, Glenn M. Grunewald, Gary R. Fairhead, Thomas L. Glaza and Kris M. Budinger hereby agree that the Schedule 13 to which this Agreement is attached as an exhibit is filed on behalf of each of them.

Dated:  July 2, 2002



  /s/  James F. Glaza                         /s  Jeannette A. Glaza
---------------------------------------     ------------------------------------
James F. Glaza                              Jeannette A. Glaza


  /s/  Glenn M. Grunewald                     /s/  Gary R. Fairhead
---------------------------------------     ------------------------------------
Glenn M. Grunewald, Reporting Person        Gary R. Fairhead, Reporting Person


  /s/  Ronald Mathewson                       /s/  Thomas L. Glaza
---------------------------------------     ------------------------------------
Ronald Mathewson, Reporting Person          Thomas L. Glaza, Reporting Person


  /s/  Kris M. Budinger
---------------------------------------
Kris M. Budinger